Filed pursuant to Rule 424(b)(5)
Registration No. 333-209714
A registration fee of $9,105.17, calculated in accordance with Rule 457(r), has been transmitted to the Securities and Exchange Commission with respect to the shares of common stock offered by this prospectus supplement and the accompanying prospectus. The proposed maximum aggregate offering price has been calculated by multiplying 3,795,199 shares by $37.815 per share, the average of the high and low prices of our common stock on February 29, 2016, as reported in the consolidated reporting system. The amount of the registration fee paid with respect to such shares has been offset and reduced by $5,346.84, representing the portion of the $8,120.31 registration fee paid in connection with the filing of prospectus supplement dated August 9, 2012 that is associated with the 1,795,199 shares remaining unsold out of the 2,726,390 additional shares offered by that prospectus supplement. This paragraph shall be deemed to update the "Calculation of Registration Fee" table in the registration statement referred to above.

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 25, 2016)
3,795,199 Shares
AVISTA CORPORATION
Common Stock

We may offer and sell up to 3,795,199 shares of our common stock from time to time through the sales agents named below.
We may offer and sell shares of our common stock through one or more of the sales agents named in this prospectus supplement, over a period of time and from time to time in transactions at the market prices prevailing at the time of sale, pursuant to the applicable sales agency agreement. We will pay each of the sales agents a commission not to exceed 2% of the gross sales price per share of all shares sold through it as agent under the applicable sales agency agreement, except as otherwise provided in the sales agency agreement. None of the sales agents is required to sell any specific number or dollar amount of shares of our common stock but each has agreed to use its reasonable efforts, as our sales agent and on the terms and subject to the conditions of the applicable sales agency agreement, to sell the shares offered on terms agreed upon by such sales agent and us. The shares of common stock will be offered and sold through only one sales agent on any given day. See “Plan of Distribution” in this prospectus supplement for further information.
Our common stock is listed on the New York Stock Exchange under the symbol “AVA.” The reported last sale price of our common stock on March 1, 2016, as reported in the consolidated reporting system, was $37.82 per share.
See "Risk Factors" beginning on page S-3 for reference to certain factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

BNY Mellon Capital Markets, LLC
BofA Merrill Lynch
Credit Suisse
J.P. Morgan

The date of this prospectus supplement is March 2, 2016

_______________________

TABLE OF CONTENTS

Prospectus Supplement

Risk Factors	3
Safe Harbor For Forward-Looking Statements	4
The Company	5
Plan of Distribution	5
General	5
Conflict of Interest	6
Legal Matters	6

Prospectus

About this Prospectus	2
Risk Factors	3
Avista Corporation	3
Use of Proceeds	4
Description of the Bonds	4
Description of the Notes	12
Description of Preferred Stock	21
Description of Common Stock	23
Where You Can Find More Information	26
Legal Matters	27
Experts	27

We have not authorized anyone to give you any information other than this prospectus supplement and the accompanying prospectus. You should assume that the information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of these documents. We are not offering to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction in which offers are not permitted.

RISK FACTORS
General
Investing in common stock involves risk. You should review all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest. See “Where You Can Find More Information” in the accompanying prospectus. In particular, you should carefully consider the risks and uncertainties discussed in “Risk Factors”, “Forward‑Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference.
Risks Related to an Investment in Avista Common Stock
The market price of our common stock fluctuates continuously.
Our common stock is listed on the New York Stock Exchange and is traded on that exchange and elsewhere. The market price fluctuates continuously.
The fluctuation in the market price of our common stock is caused by a variety of factors, most of which are beyond our control. These factors include, but are not limited to:

•	any and all factors that affect the U.S. and global financial markets generally including, but not limited to, general U.S. and global economic conditions;

•	events or circumstances relating to us, particularly those related to the risk factors discussed in our periodic reports filed with the SEC;

•	periodic variations in our operating results, the perceived value of our assets or our business prospects, or the perceptions or expectations of investors or securities analysts as to such variations;

•
periodic developments in, or changes in the prospects for, the electric and natural gas utility industries, or the perceptions or expectations of investors or securities analysts as to such developments or changes;

•	our ability to continue to pay dividends or any change in the level of dividends, or the perceptions or expectations of investors or securities analysts as to dividends; and

•	future sales by us of equity and other securities.
Any reduction, interruption or elimination of the quarterly dividend on our common stock would likely have an adverse effect on the market price of our common stock.
The payment of dividends on our common stock is solely within the discretion of our Board of Directors (the “Board”). The Board considers the level of dividends on a regular basis, taking into account numerous factors including, without limitation

•	our results of operation, cash flows and financial condition;

•	the success of our business strategies; and

•	general economic and competitive conditions.

Our credit facilities have financial covenants that limit the percentage of debt in relation to our overall capital structure. These could have the effect of restricting our ability to pay dividends. We are currently in compliance with these provisions. In addition, the terms of our preferred stock contained in our articles of incorporation prohibit the payment of dividends on our common stock unless all accumulated dividends on preferred stock have been paid. There are currently no shares of preferred stock outstanding. We may agree to similar, or more stringent, financial covenants or provisions in credit or other agreements in the future, and we may issue preferred stock in the future.
The market price of our common stock could be adversely affected by future sales of our common stock.
Except as described under “Plan of Distribution” and except for required regulatory approvals, we are not restricted from issuing additional shares of common stock, whether in this offering or in any future offering. We are also not restricted from issuing other securities that are convertible into, or exercisable for, or exchangeable for, shares of our common stock. The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock or any such other securities, or the perception that these sales may occur.
The shares of our common stock are structurally junior to all our other securities.
If we were to be reorganized, liquidated or dissolved in a bankruptcy, insolvency or similar proceeding, holders of debt securities and other indebtedness, including trade payables, and holders of preferred stock would receive distributions of our available assets prior to holders of our common stock. It is possible that, after making such distributions, insufficient assets, or no assets at all, would remain available for distribution to holders of our common stock.
Furthermore, we are likely to incur additional indebtedness and may issue shares of preferred stock in the future. The market price of our common stock could be adversely affected by the incurrence of additional indebtedness or the issuance of preferred stock in substantial amounts.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
From time to time, we make forward-looking statements such as statements regarding projected or future financial performance, cash flows, capital expenditures, dividends, capital structure, other financial items, strategic goals and objectives, and plans for operations. These statements are based upon underlying assumptions (many of which are based, in turn, upon further assumptions). These statements are made both in our reports filed under the Securities Exchange Act of 1934, as amended, and elsewhere. Forward-looking statements are all statements except those of historical fact, including, without limitation, those that are identified by the use of words such as, but not limited to, “will”, “may”, “could”, “should”, “intends”, “plans”, “seeks”, “anticipates”, “estimates”, “expects”, “forecasts”, “projects”, “predicts”, and similar expressions.
Forward-looking statements are subject to a variety of risks and uncertainties and other factors. Most of these factors are beyond our control, and many of them could have a significant effect on our operations, results of operations, financial condition or cash flows. This could cause actual results to differ materially from those anticipated in our statements. Such risks, uncertainties and other factors include, among others, those listed or referred to under the caption “Risk Factors” in this prospectus supplement.
Our expectations, beliefs and projections are expressed in good faith. We believe they are reasonable based on, among other considerations, an examination of historical operating trends, data contained in our records and other data available from third parties. However, there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished. Furthermore, any forward-looking statement speaks only as of the date on which such statement is made. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New risks, uncertainties and other factors emerge from time to time, and it is not possible for us to predict all such factors, nor can we assess the effect of each such factor on our business or the extent that any such factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statement.

THE COMPANY
Avista is primarily an electric and natural gas utility, with certain other business ventures. Our corporate headquarters are in Spokane, Washington. Our utility operations provide electricity and natural gas in parts of the Pacific Northwest, and, through a subsidiary, in the City and Borough of Juneau, Alaska. For more information, see the accompanying prospectus and the documents incorporated herein by reference.
PLAN OF DISTRIBUTION
General
Avista has entered into separate, but substantially identical, sales agency agreements with BNY Mellon Capital Markets, LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as our sales agents, under which we may issue and sell shares of Avista Common Stock.
The sales, if any, of the shares of Avista Common Stock under the sales agency agreement with each sales agent will be made in “at the market offerings” as defined in Rule 415 of the Securities Act of 1933, including sales made directly on the New York Stock Exchange, the principal existing trading market for Avista Common Stock, through an “alternative trading system” as defined in Regulation ATS under the Exchange Act of 1934 or any other electronic communications network, or to or through a market maker. In addition, shares of Avista Common Stock may be offered and sold by such other methods, including privately negotiated transactions, as we and any sales agent agree to in writing. From time to time during the term of the sales agency agreement with each sales agent, and subject to the terms and conditions set forth therein, we may deliver a sales notice to that sales agent specifying:

•	the length of the selling period, which may not exceed 20 trading days; and

•	the minimum price below which sales may not be made.
We will submit orders to only one sales agent relating to the sale of Avista Common Stock on any given day.
Upon receipt of a sales notice from Avista, and subject to the terms and conditions of the applicable sales agency agreement, each sales agent has agreed to use its commercially reasonable efforts, consistent with its normal trading and sales practices, to sell, during the selling period specified in that sales notice, the number of shares we specify in that notice and on the terms specified in that notice. We or the applicable sales agent may suspend the offering of shares of Avista Common Stock by that sales agent at any time upon proper notice to the other, and the selling period will immediately terminate. The settlement between us and a purchaser of shares of Avista Common Stock will occur on the third trading day following the date on which the sale was made. The obligation of each sales agent under the applicable sales agency agreement to sell shares pursuant to any sales notice is subject to a number of conditions, which each sales agent reserves the right to waive in its sole discretion.
We will pay each sales agent a commission, which shall not exceed 2% of the gross sales price per share of all shares sold through it as agent under the applicable sales agency agreement, except as may otherwise be agreed upon between us and a sales agent with respect to certain transactions. We have also agreed to reimburse each sales agent for certain of its reasonable documented out-of-pocket expenses, including certain fees and disbursements of counsel, in connection with entering into the applicable sales agency agreement and performing its obligations thereunder.
Avista Common Stock is an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by Rule 101(c)(1) of Regulation M. If either we or a Sales Agent has reason to believe that Avista Common Stock is not such an excepted security, that party will promptly notify the other and sales of Avista Common Stock under that sales agency agreement may be suspended until, in the judgment of each party, Avista Common Stock is such an excepted security
In connection with the sales of Avista Common Stock as contemplated in this prospectus supplement, each sales agent may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation paid to each sales agent may be deemed to be underwriting commissions or discounts. We have agreed to indemnify each sales agent against certain civil liabilities, including liabilities under the Securities Act of 1933.
Sales of Avista Common Stock as contemplated herein will be settled through the facilities of The Depository Trust Company or by such other means as we and the applicable sales agent may agree upon.
The initial expenses of this offering are estimated at approximately $200,000 and are payable by us.
The offering of shares of Avista Common Stock pursuant to any sales agency agreement will terminate upon the earliest of (1) the first date on which the Maximum Numbers of shares of our common stock have been sold pursuant to the sales agency agreements (2) the termination of that sales agency agreement by us or the sales agent under that agreement and (3) February 29, 2020. The termination of one of the sales agency agreements by either us or the sales agent under that agreement, as contemplated in clause (2) above, will not, in and of itself, result in the termination of any other sales agency agreement. The “Maximum Number” of shares is 3,795,199 or such higher number as may be established pursuant to the sales agency agreements.
We have agreed under each sales agency agreement not to directly or indirectly offer to sell, contract to sell, sell, grant any option to buy or otherwise dispose of, shares of Avista Common Stock or securities convertible into or exchangeable for shares of Avista Common Stock, warrants or any rights to purchase or acquire Avista Common Stock (i) during a selling period specified in a sales notice to the sales agent under that agreement without the prior written consent of that sales agent and (ii) at any time during the term of such agreement without giving at least three trading days’ prior notice to that sales agent. The particular sales agent may give this consent at any time without public notice. The restriction described in this paragraph does not apply to sales of:

•	shares pursuant to the applicable sales agency agreement or the other sales agency agreements;

•
shares, options to purchase shares or shares issuable upon the exercise of options, in any case pursuant to any employee or director stock option or benefit plan, any stock purchase or ownership plan or any dividend reinvestment and stock purchase plan;

•	shares issuable upon conversion of securities or the exercise of warrants, options or other rights disclosed in the documents incorporated by reference; or

•	shares issuable as consideration in connection with acquisitions of business, assets or securities of other entities by merger or otherwise.
The sales agents and their affiliates have provided, and may in the future provide, investment banking, commercial banking, corporate trust services and other services for us from time to time for which they have received, or may be entitled to receive, customary fees and reimbursement of expenses.
Conflict of Interest
The sales agents or their respective affiliates are lenders under our revolving credit facility which we may repay from time to time, in whole or in part, using the net proceeds of sales of common stock through the sales agents. As a consequence, the sales agents or their respective affiliates may receive more than 5% of the net proceeds of these sales of common stock and, accordingly, may be deemed to have a conflict of interest under FINRA Rule 5121 (Public Offerings of Securities with Conflicts of Interest). In such case, and to the extent that FINRA Rule 5121 is applicable, the sales agents would conduct the distribution of the shares in accordance with this rule and would not confirm sales to an account over which they exercise discretionary authority without first receiving specific written approval from the account holder.

LEGAL MATTERS
The legality of the shares offered hereby and certain other matters are passed upon for Avista by Marian M. Durkin, Esq., Senior Vice President, General Counsel and Chief Compliance Officer of Avista, and Pillsbury Winthrop Shaw Pittman LLP, counsel to Avista. In giving its opinion, Pillsbury Winthrop Shaw Pittman LLP may rely as to matters governed by the Washington Business Corporation Act upon the opinion of Marian M. Durkin, Esq. Choate, Hall & Stewart LLP, Boston, Massachusetts, is acting as counsel to the sales agents.

3,795,199 Shares
Avista Corporation
Common Stock

PROSPECTUS SUPPLEMENT
March 2, 2016

BNY Mellon Capital Markets, LLC
BofA Merrill Lynch
Credit Suisse
J.P. Morgan